Exhibit 99.126

ENCORE ENERGY CORP.

Annual General Meeting

to be held on June 22, 2022

Notice of Annual General Meeting

and

Information Circular

May 13, 2022

ENCORE ENERGY CORP.

101 N Shoreline Blvd., Suite 450

Corpus Christi, Texas 78401-2341

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the common shareholders of enCore Energy Corp. (the “Company”) will be held at the offices of Morton Law LLP, Suite 1200 – 750 West Pender, Vancouver, BC V6C 2T8 on Wednesday, June 22, 2022 at 10:00 a.m. (Vancouver, British Columbia time).

At the Meeting, the shareholders will receive the financial statements for the year ended December 31, 2021 together with the auditor’s report thereon, and consider resolutions to:

1.	fix the number of directors at seven (7);

2.	elect directors of the Company for the ensuing year;

3.	appoint Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

4.	approve the continuation of the Company’s stock option plan for the ensuing year, as more particularly set forth in the accompanying management information circular (“Information Circular”); and

5.	transact such other business as may properly be put before the Meeting or any adjournment or adjournments thereof.

The board of directors has fixed the close of business on May 13, 2022 as the record date for determining holders of common shares who are entitled to notice of and to attend and vote at the Meeting or any adjournment or postponement of the Meeting.

Accompanying this Notice is an Information Circular dated May 13, 2022, a form of proxy (“Proxy”) or voting instruction form (“VIF”) and a reply card for use by shareholders who wish to receive the Company’s interim and/or annual financial statements. The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

All shareholders are entitled to attend and vote at the Meeting in person or by proxy. The Board of Directors (the “Board”) requests that all registered shareholders who will not be attending the Meeting in person read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. (“Computershare”). If a shareholder does not deliver a proxy to the Company’s transfer agent and registrar, Computershare Trust Company of Canada, by mail to 135 West Beaver Creek, P.O. Box 300, Richmond Hill, ON L4B 4R5, or by hand at 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), by phone to 1-866-732-8683 (Toll Free), by fax to 1-866-249-7775, or on the internet at www.investervote.com, by 10:00 a.m. (Vancouver, British Columbia time) on Monday, June 20, 2022 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the Meeting.

If you are a non-registered holder of Company shares and have received this notice of Meeting and accompanying materials through an intermediary, such as an investment dealer, broker, custodian, administrator or other nominee, or a clearing agency in which the intermediary participates, please complete and return the form of voting instruction form provided to you in accordance with the instructions provided therein.

DATED at Vancouver, British Columbia, the 13th day of May, 2022.

ON BEHALF OF THE BOARD

signed “William M. Sheriff”

William M. Sheriff,

Executive Chairman of the Board

Please submit the accompanying Proxy or Voting Instruction Form well in advance of the voting deadline at 10:00 a.m. (PST) on Monday, June 20, 2022 or no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting may be adjourned or postponed. The accompanying Information Circular provides further information respecting proxies and the matters to be considered at the Meeting and is deemed to form part of this notice of Meeting.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

ENCORE ENERGY CORP.

101 N Shoreline Blvd., Suite 450

Corpus Christi, Texas 78401-2341

INFORMATION CIRCULAR

(as at May 13, 2022 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the Management of enCore Energy Corp. (the “Company” or “enCore”). The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the common shareholders of the Company to be held on Wednesday, June 22, 2022 (the “Meeting”), at the time and place set out in the accompanying notice of Meeting (the “Notice of Meeting”). The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

All references to “$” in this Circular are to Canadian dollars, unless stated otherwise.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are directors and/or officers and/or corporate counsel of the Company. A registered shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided. The completed Proxy should be delivered to Computershare Investor Services Inc. (“Computershare”) by 10:00 a.m. (local time in Vancouver, British Columbia) on Monday, June 20, 2022, or before 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting at which the Proxy is to be used.

The Proxy may be revoked by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;

(b)	signing and dating a written notice of revocation and delivering it to Computershare, or by transmitting a revocation by telephonic or electronic means, to Computershare, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chairman of the Meeting on the day of the Meeting or adjournment of it; or

(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by Proxy in the form provided to shareholders will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing him. If there is no direction by the registered shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditors as set out in this Circular. The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company (the “Management”) knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold common shares in their own name. Shareholders who hold their common shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their common shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of common shares will be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then those common shares will, in all likelihood, not be registered in the shareholder’s name. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such common shares are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms. Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of instrument of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote common shares directly at the Meeting. The VIFs must be returned to Broadridge (or instructions respecting the voting of common shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted. If you have any questions respecting the voting of common shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

The Notice of Meeting, Circular, Proxy and VIF, as applicable, are being provided to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

Pursuant to the provisions of NI 54-101, the Company is providing the Notice of Meeting, Circular and Proxy or VIF, as applicable, to both registered owners of the securities and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF. As a result, if you are a non-registered owner of the securities, you can expect to receive a scannable VIF from Computershare. Please complete and return to Computershare in the envelope provided or by facsimile. In addition, telephone voting and internet voting instructions can be found on the VIF. Computershare will tabulate the results of the VIFs received from the Company’s NOBOs and will provide appropriate instructions at the Meeting with respect to the common shares represented by the VIFs they receive.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above. Pursuant to the provisions of NI 54-101, the Company does not intend to pay for intermediaries to deliver the Notice of Meeting, Circular and VIF to OBOs and accordingly, if the OBO’s intermediary does not assume the costs of delivery of those documents in the event that the OBO wishes to receive them, the OBO may not receive the documents.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. NI 54-101 allows a Beneficial Shareholder who is a NOBO to submit to the Company or an applicable intermediary any document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder. If such a request is received, the Company or an intermediary, as applicable, must arrange, without expenses to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Circular, provided that the Company or the intermediary receives such written instructions from the NOBO at least one business day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received by 9:30 a.m (Vancouver, British Columbia time) on the day which is at least three business days prior to the Meeting. A Beneficial Shareholder who wishes to attend the Meeting and to vote their common shares as proxyholder for the registered shareholder, should enter their own name in the blank space on the VIF or such other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in the Notice of Meeting, Circular and the accompanying Proxy are to registered shareholders of the Company as set forth on the list of registered shareholders of the Company as maintained by the registrar and transfer agent of the Company, Computershare, unless specifically stated otherwise.

Financial Statements

The audited financial statements of the Company for the year ended December 31, 2021, together with the auditor’s report on those statements and Management Discussion and Analysis, will be presented to the shareholders at the Meeting. The Company’s financial statements are available on the System of Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company has fixed the close of business on May 13, 2022 as the record date (the “Record Date”) for the purposes of determining shareholders entitled to receive the Notice and vote at the Meeting. As at the Record Date, the Company’s authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares, of which 321,117,742 common shares are issued and outstanding and nil preferred shares are issued and outstanding. Each common share in the capital of the Company carries the right to one vote.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, there were no persons who beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding common shares of the Company.

VOTES NECESSARY TO PASS RESOLUTIONS

Under the Company’s Articles, the quorum for the transaction of business at a meeting of shareholders is one person who is a shareholder, or who is otherwise permitted to vote shares of the Company at a shareholders meeting, present in person or by proxy.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed. Management of the Company (“Management”) proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by Management will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director. Shareholders will be asked at the Meeting to pass an ordinary resolution to set the number of directors for the ensuing year at seven (7).

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular.

Name, province or state and country of residence and position, if any, held in the Company	Principal occupation during the past five years	Served as director of the Company since	Number of common shares of the Company beneficially owned, directly or indirectly, or controlled or directed at present(1)
William M.Sheriff(5)(6) Director and Executive Chairman British Columbia, Canada	Chairman of the Company since 2009 and Executive Chairman of the Company since January 2019. Chairman of Sabre Gold Mines Corp. since September 2021. Director of Exploits Discovery Corp. since October 2020. Executive Chairman of Golden Predator Mining Corp from April 2014 to September 2021.	October 30, 2009	6,057,167
W. Paul Goranson(5)(6) Director and Chief Executive Officer Texas, USA	Professional Engineer; CEO of the Company since October 2020; Chief Operating Officer for Energy Fuels Resources (USA) Inc. from June 2015 to August 2020.	September 14, 2020	922,585
Dennis E. Stover(5)(7) Director and Chief Technical Officer Oklahoma, USA	Chief Technical Officer of the Company since October 2020; CEO of the Company from August 2014 to October 2020.	February 9, 2013	826,500
William B. Harris(3)(4)(6) Director Florida, USA	Partner of Solo Management Group, LLC, an investment management and financial consulting company since 1998. Director of Scandium International Mining Corp. since 2007.	October 30, 2009	553,333
Nathan A. Tewalt(4) Director Nevada, USA	Consulting Geologist; Chairman of Silver Predator Corp since 2015; and CEO of the Company from May 2013 to August 2014.	May 15, 2013	1,160,000
Mark S. Pelizza(3)(4)(7) Director Texas, USA	Principal of M.S. Pelizza & Associates since September 2014. Professional Geoscientist and Certified Professional Geologist.	December 18, 2014	1,035,000	(2)
Richard M. Cherry(3)(7) Director Oklahoma, USA	Independent consultant since April of 2006. Professional Engineer.	December 31, 2014	120,000

Notes:

(1)	The information as to principal occupation, business or employment and common shares beneficially owned or controlled has been provided by the nominees themselves.

(2)	500,000 of these Common shares are held indirectly by Mark Pelizza through the The Pelizza Family Limited Partnership.

(3)	A member of the Audit Committee.

(4)	A member of the Compensation, Governance and Nominating Committee.

(5)	A member of the Option Grant Committee.

(6)	A member of the Investment Committee.

(7)	A member of the Health, Safety, Environment and Communications Committee.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

Corporate Cease Trade Orders or Bankruptcies

No director or proposed director of the Company is and, or within the ten years prior to the date of this Circular has been, a director, chief executive officer or chief financial officer of any company, including the Company:

(a)	that while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)	was subject to, after the proposed director ceased to be a director, chief executive officer or chief financial officer of the company and which resulted from an event that occurred while that person was acting in that capacity, of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)	that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

None of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder making a decision about whether to vote for the proposed director.

EXECUTIVE COMPENSATION

Named Executive Officers

During the financial year ended December 31, 2021, the Company had four Named Executive Officers (“NEOs”) being, W. Paul Goranson, the current Chief Executive Officer (“CEO”), Scott Davis, the former Chief Financial Officer (the “CFO”), who resigned on February 1, 2021, Carrie Mierkey, the Company’s current CFO, appointed on February 1, 2021 and William Sheriff, the Company’s Executive Chairman.

“Named Executive Officer” means: (a) each CEO, (b) each CFO, (c) each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be a NEO under (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Discussion and Analysis

The Company’s compensation policies and programs are designed to be competitive with similar mining companies and to recognize and reward executive performance consistent with the success of the Company’s business. These policies and programs are intended to attract and retain capable and experienced people while complying with regulatory requirements. The compensation, governance and nominating committee’s (the “Compensation, Governance and Nominating Committee”) role and philosophy, among other things, are to ensure that the Company’s compensation goals and objectives, as applied to the actual compensation paid to the Company’s CEO and other executive officers, are aligned with the Company’s overall business objectives and with shareholder interests.

In addition to industry comparables, the Compensation, Governance and Nominating Committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-range interests of the Company and its shareholders, the implications of the risks associated with the Company’s compensation policies and practices in light of the financial performance of the Company, the overall financial and operating performance of the Company and the Compensation, Governance and Nominating Committee’s assessment of each executive’s individual performance and contribution toward meeting corporate objectives. Since last year’s Meeting, neither the Board nor the Compensation, Governance and Nominating Committee of the Company has proceeded to a formal evaluation of the implications of the risks associated with the Company’s compensation policies and practices. Risk management is a consideration of the Board when implementing its compensation programme, and the Board does not believe that the Company’s compensation programme results in unnecessary or inappropriate risk taking including risks that are likely to have a material adverse effect on the Company.

The current members of the Compensation, Governance and Nominating Committee are William B. Harris, Nathan A. Tewalt and Mark S. Pelizza. The function of the Compensation, Governance and Nominating Committee is to assist the Board in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company as well as assisting the Board in fulfilling its oversight role relating to the Company’s corporate governance and nominating policies and practices. The Compensation, Governance and Nominating Committee has been empowered to review the compensation levels of the executive officers of the Company and to report thereon to the Board; to review the strategic objectives of the stock option and other stock-based compensation plans of the Company; and to consider any other matters which, in the Compensation, Governance and Nominating Committee’s judgment, should be taken into account in reaching the recommendation to the Board concerning the compensation levels of the Company’s executive officers. The Board has adopted a charter for the Compensation, Governance and Nominating Committee.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation, Governance and Nominating Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation, Governance and Nominating Committee guides it in this role. The Board determines the type and amount of compensation for the CEO. The Board also reviews the compensation of the Company’s senior executives.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning the interests of these executives with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus plan and equity participation through its stock option plan.

Elements of the Compensation Program

The significant elements of compensation awarded to the NEOs (as defined above) are a cash salary, bonus plan based on corporate goals set by the Board and stock options. With the exception of the stock option plan, the Company does not presently have any other long-term incentive plan for its NEOs. There is no policy or target regarding allocation between cash and noncash elements of the Company’s compensation program. The Compensation, Governance and Nominating Committee reviews annually the total compensation package of each of the Company’s executives on an individual basis, against the backdrop of the compensation goals and objectives described above, and makes recommendations to the Board concerning the individual components of their compensation.

Cash Salary

As a general rule, the Company seeks to offer its NEOs a compensation package that is in line with the Company’s fiscal resources and competitive with other companies in the mineral exploration industry of a similar size and at a similar stage of development, and as an immediate means of rewarding the NEOs for efforts expended on behalf of the Company.

Bonus Plan

The Company’s current Executive Chairman, CEO, CFO and Chief Technical Officer (“CTO”) are eligible to receive a cash bonus, up to a certain percentage of base salary, which will be paid in accordance with the determination of enCore’s Compensation, Governance and Nominating Committee and recommendation to the Board for approval, based on a number of agreed metrics including: a) financial condition of enCore; b) predetermined corporate and personal goals established between enCore and the individual; and c) share price performance.

The Company’s current Executive Chairman and CEO are also eligible to receive a special bonus that will be established by enCore for exceptional achievements as measured by enCore’s market capitalization, its growth profile in assets or by any other metrics as reviewed by the Compensation, Governance and Nominating Committee and recommended for approval by the Board.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to executive officers taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and the Company’s goals.

Use of Financial Instruments

The Company does not have a policy that would prohibit a NEO or director from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. However, management is not aware of any NEO or director purchasing such an instrument.

Perquisites and Other Personal Benefits

The Company’s NEOs are not generally entitled to significant perquisites or other personal benefits not offered to the Company’s other employees.

Stock Options

The Company currently has in effect a stock option plan dated November 30, 2021 (the “Stock Option Plan”), the purpose of which is to advance the interests of the Company and its shareholders by (a) ensuring that the interests of officers and employees are aligned with the success of the Company; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons. The Stock Option Plan provides optionees with the opportunity through the exercise of options to acquire an ownership interest in the Company.

The Stock Option Plan is administered by the Board (with certain responsibilities delegated to the Option Grant Committee in regards to considering grants to employees and consultants who are not directors or executive officers of the Company) that determines, from time to time the eligibility of persons to participate in the Stock Option Plan, when options will be granted, the number of common shares subject to each option, the exercise price of each option, the expiration date of each option and the vesting period for each option, in each case in accordance with applicable securities laws and stock exchange requirements.

It is not the Company’s practice to grant stock options to existing executive officers on an annual basis, but grants of stock options will be considered as the circumstances of the Company and the contributions of the individual warrant. Previous grants of options are taken into account when considering new grants as part of the Company’s plan to achieve its objective of retaining quality personnel.

As at the date of the Circular, the Company has options outstanding under the Stock Option Plan to purchase 22,871,881 Common Shares, representing 71% of the available options, and 7% of the issued and outstanding Common Shares, as at that date. Accordingly, 9,239,861 options remain available for grant under the Stock Option Plan.

Terms of the Stock Option Plan

The following is a summary of the material terms of the current Stock Option Plan:

Eligible Optionees. Under the Stock Option Plan, the Company can grant options (the “Options”) to acquire common shares of the Company (the “Common Shares”) to directors, officers and consultants of the Company or affiliates of the Company, as well as to employees of the Company and its subsidiaries.

Number of Shares Reserved. The number of Common Shares which may be issued pursuant to Options granted under the Stock Option Plan may not exceed 10% of the issued and outstanding Common Shares from time to time at the date of the grant of Options.

Number of Shares Held by a Consultant. The maximum number of Common Shares which may be issued pursuant to Options granted to a consultant under the Stock Option Plan is limited to an amount equal to 2% of the then issued and outstanding Common Shares (on a non-diluted basis) in any 12-month period.

Number of Shares Held by Persons Performing Investor Relations. The maximum number of Common Shares which may be issued pursuant to Options granted to all persons in aggregate who are employed to perform investor relations activities is limited to an amount equal to 2% of the then issued and outstanding Common Shares (on a non-diluted basis) in any 12-month period, provided that such Options vest in stages over a 12-month period with no more than ¼ of the Options vesting in any 3-month period.

Maximum Term of Options. The term of any Options granted under the Plan is fixed by the Board and may not exceed five years from the date of grant.

Exercise Price. The exercise price of Options granted under the Stock Option Plan is determined by the Board, but may not be less than the closing price of the Company’s Common Shares on the TSX Venture Exchange (the “Exchange”) on the trading day immediately preceding the award date.

Vesting Provisions. Options granted under the Stock Option Plan may be subject to vesting provisions. Such vesting provisions are determined by the Board or the Exchange, if applicable.

Termination. Any Options granted pursuant to the Stock Option Plan will terminate generally within 90 days of the option holder ceasing to act as a director, officer, or employee of the Company, unless such cessation is on account of death. If such cessation is on account of death, the Options terminate on the first anniversary of such cessation. Directors or officers who are terminated for failing to meet the qualification requirements of corporate legislation, removed by resolution of the shareholders, or removed by order of a securities commission or the Exchange shall have their options terminated immediately. Employees or consultants who are terminated for cause or breach of contract, or by order of a securities commission or the Exchange shall have their Options terminated immediately.

Transferability. The Options are non-assignable and non-transferable.

Amendments. Any substantive amendments to the Stock Option Plan shall be subject to the Company first obtaining the approvals, if required, of (a) the shareholders or disinterested shareholders, as the case may be, of the Company at a general meeting where required by the rules and policies of the Exchange, or any stock exchange on which the Common Shares may then be listed for trading; and (b) the Exchange, or any stock exchange on which the Common Shares may then be listed for trading.

Administration. The Stock Option Plan is administered by such director or other senior officer or employee as may be designated by the Board from time to time.

Board Discretion. The Stock Option Plan provides that, generally, the number of Common Shares subject to each Option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such Options shall be determined by the Board.

Compensation Governance

The Board has established a Compensation, Governance and Nominating Committee comprised of three directors; William B. Harris, Nathan A. Tewalt and Mark S. Pelizza. All members are considered independent members of the Compensation, Governance and Nominating Committee. The function of the Compensation, Governance and Nominating Committee is to review, on an annual basis, the compensation paid to the Company’s executive officers and to the directors, and to make recommendations to the Board on the Company’s compensation policies. In addition, the Committee reviews the Company’s succession plans for the CEO and makes recommendations with respect to severance paid to executives. The Board is responsible for approving stock option grants and administering the Stock Option Plan. The process adopted with respect to the review of compensation for the Company’s directors and senior officers is set out under the heading “Compensation Discussion and Analysis” above.

The Compensation, Governance and Nominating Committee members’ collective experience in leadership roles, their extensive knowledge of the mining industry and their experience in operations, financial matters and corporate strategy provide the Compensation, Governance and Nominating Committee with the collective skills, knowledge and experience necessary to effectively carry out its mandate.

The Company has not retained a compensation consultant or advisor at any time since the Company’s most recently completed financial year.

SUMMARY COMPENSATION TABLE

Set out below is a summary of compensation paid or accrued during the Company’s three most recently completed financial years to the Company’s NEOs.

Summary Compensation Table

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option-based awards(1) ($)	Annul Incentive plans	Long-term incentive plans	Pension Value ($)	All other compensation ($)	Total compensation ($)
William Sheriff,	2021	127,857	N/A	N/A	116,989	N/A	N/A	N/A	244,846
Executive	2020	Nil	N/A	120,000	N/A	N/A	N/A	80,048	200,048
Chairman(2)	2019	Nil	N/A	52,778	N/A	N/A	N/A	160,717	213,495
Scott Davis,	2021	Nil	N/A	N/A	N/A	N/A	N/A	16,800	16,800
Former CFO	2020	Nil	N/A	14,500	N/A	N/A	N/A	38,000	52,500
and Corporate Secretary(3)	2019	Nil	N/A	N/A	N/A	N/A	N/A	15,000	15,000

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option-based awards(1) ($)	Annul Incentive plans	Long-term incentive plans	Pension Value ($)	All other compensation ($)	Total compensation ($)
Carrie Mierkey	2021	201,082	N/A	225,777	107,049	N/A	N/A	N/A	533,908
CFO and Corporate Secretary(4)
W. Paul	2021	338,445	N/A	N/A	247,742	N/A	N/A	N/A	586,187
Goranson CEO(5)	2020	89,917	N/A	813,000	N/A	N/A	N/A	Nil	902,917

Notes:

(1)	The fair value of option-based awards is determined by the Black-Scholes Option Pricing Model with the following assumptions:

For the financial year ended December 31, 2021

Risk-free interest rate:	0.88%
Expected dividend yield:	0.00%
Expected volatility:	128.79%
Expected life of option:	5 years

For the financial year ended December 31, 2020

Risk-free interest rate:	0.40%
Expected dividend yield:	0.00%
Expected volatility:	169.3%
Expected life of option:	5 years

For the financial year ended December 31, 2019

Risk-free interest rate:	1.35%
Expected dividend yield:	0.00%
Expected volatility:	158.61%
Expected life of option:	5.00 years

enCore has chosen the Black-Scholes methodology to calculate the grant date fair value of option-based awards as it is widely used by US and Canadian public companies in estimating option-based compensation values.

(2)	Mr. Sheriff entered into an employment agreement with the Company for a salary of US$102,000 annually. The payments are paid in substantially equal regular monthly payments. Mr. Sheriff was appointed to the board of directors on October 30, 2009 and was appointed as the Company’s Executive Chairman on January 8, 2019.

(3)	Mr. Davis was appointed as the Company’s CFO on August 3, 2015 and resigned effective June 1, 2019. He was re- appointed as the Company’s CFO on March 20, 2020 and resigned February 1, 2021.

(4)	Ms. Mierkey was appointed as CFO and Corporate Secretary on February 1, 2021. Ms. Mierkey entered into an employment agreement with the Company effective February 1, 2021 for a salary of US$175,000 annually.

(5)	Mr. Goranson entered into a consulting agreement with the Company effective September 1, 2020 to be paid US$270,000 annually. Mr. Goranson was appointed to the board of directors on September 14, 2020 and subsequently appointed as the Company’s CEO on October 1, 2020. Effective October 1, 2020, Mr. Goranson entered into an Employment Agreement with the Company to be compensated a base salary of US$270,000 per annum.

Narrative Discussion

Mr. Sheriff entered into an employment agreement with enCore dated December 1, 2020 pursuant to which Mr. Sheriff was employed to serve as Executive Chairman of enCore. Mr. Sheriff is paid a base salary of US$102,000 per annum and is eligible to receive a cash bonus with a target equal to 75% of his Base Salary for the year for which the cash bonus is paid. The cash bonus will be paid in accordance with the determination of enCore’s Compensation, Governance and Nominating Committee and recommendation to the Board, based on a number of agreed metrics including: a) financial condition of enCore; b) predetermined goals established between enCore and Mr. Sheriff; and c) share price performance. Mr. Sheriff is also entitled to participate in a special bonus that will be established by enCore for exceptional achievements as measured by enCore’s market capitalization, its growth profile in assets or by any other metrics as reviewed by the Compensation, Governance and Nominating Committee and approved by the Board. Mr. Sheriff is also eligible to participate in the Stock Option Plan.

Mr. Goranson entered into an employment agreement with enCore dated October 1, 2020 pursuant to which Mr. Goranson was employed to serve as Chief Executive Officer and a director of enCore. Mr. Goranson is paid a base salary of US$270,000 per annum and may receive a cash bonus during each calendar year with a target equal to 60% of his Base Salary for the year for which the cash bonus is paid. The cash bonus will be paid in accordance with the determination of enCore’s Compensation, Governance and Nominating Committee and recommendation to the Board based on a number of agreed metrics including: a) financial condition of enCore; b) predetermined goals established between enCore and Mr. Goranson; and c) share price performance. Mr. Goranson is also entitled to participate in a special bonus pool of $2,500,000 that will be established by enCore for exceptional achievements as measured by the following goals: $1,000,000 will be awarded upon the completion of certain objectives relating to the Company’s material mineral projects and the remainder of the objectives will have amounts tied to each item as agreed between Mr. Goranson and the Compensation, Governance and Nominating Committee. Mr. Goranson is also eligible to participate in the Stock Option Plan. Mr. Goranson received an initial grant of 2,000,000 enCore Options during his tenure as a consultant with 25% immediately vested and 25% vesting each 6 months thereafter.

Carrie Mierkey entered into an employment agreement with enCore dated February 1, 2021 pursuant to which Ms. Mierkey is employed to serve as Chief Financial Officer and Corporate Secretary of enCore. Ms. Mierkey is paid a base salary of US$175,000 per annum and may receive a cash bonus during each calendar year with a target equal to 40% of her base salary for the year for which the cash bonus is paid. The cash bonus will be paid in accordance with the determination of enCore’s Compensation Committee based on a number of agreed metrics including: a) financial condition of enCore; b) predetermined goals established between enCore and Ms. Mierkey; and c) share price performance. Ms. Mierkey is also eligible to participate in the Stock Option Plan. Ms. Mierkey received an initial grant of 250,000 enCore Options during her tenure as a consultant with 25% immediately vested and 25% vesting each 6 months thereafter..

Although Mr. Stover was not an NEO during the fiscal year ended December 31, 2021, he is an executive officer and a director of the Company. Mr. Stover entered into a consulting agreement with enCore dated July 3, 2019 pursuant to which Mr. Stover serves as the Chief Technology Officer of enCore. Mr. Stover was paid a base salary of US$60,000 per annum and may receive a cash bonus during each calendar year, subject to a target percentage of his salary as may be established by the Compensation, Governance and Nominating Committee from time to time. The cash bonus will be paid in accordance with the determination of enCore’s Compensation, Governance and Nominating Committee and recommendation to the Board based on a number of agreed metrics including: a) financial condition of enCore; b) predetermined goals established between enCore and Mr. Stover; and c) share price performance. Mr. Stover is also eligible to participate in the Stock Option Plan.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the outstanding option-based awards held by the NEOs of enCore at December 31, 2021:

Outstanding Option-Based Awards

	Option-based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)
William Sheriff	75,000	0.10	May 11, 2022	112,500	N/A	N/A
	150,000	0.06	May 15, 2023	231,000
	700,000	0.15	June 3, 2024	1,015,000
	600,000	0.205	May 20, 2025	627,750

Scott Davis	Nil	N/A	N/A	N/A	N/A	N/A

Carrie Mierkey	250,000	1.08	Feb. 26, 2026	65,000	N/A	N/A

W. Paul	150,000	0.35	Sept. 1, 2025	140,625	N/A	N/A
Goranson	1,425,000	0.45	Sept. 10, 2025	1,229,062.50

Notes:

(1)	“In-the-Money Options” means the excess of the market value of the Company’s shares on December 31, 2021 over the exercise price of the options that have vested at such date. The market price for the Company’s common shares on December 31, 2021 was $1.60.

Incentive Plan Awards – Value Vested or Earned During the Year

Value vested or was earned for any incentive plan awards during the financial year ended December 31, 2021 by any NEO.

Name	Option-Based Awards Value Vested During the Year(1) ($)	Share-Based Awards Value Vested During the Year ($)	Non-equity Incentive Plan Compensation Value Earned During the Year ($)
William Sheriff	693,250(2)	N/A	116,989
Scott Davis	Nil	N/A	Nil

Name	Option-Based Awards Value Vested During the Year(1) ($)		Share-Based Awards Value Vested During the Year ($)	Non-equity Incentive Plan Compensation Value Earned During the Year ($)
Carrie Mierkey	10,000	(3)	N/A	107,049
W. Paul Goranson	1,007,500	(4)	N/A	247,742

Notes:

(1)	This calculation is determined based on the aggregate dollar value that would have been realized (less the exercise proceeds) if the Options had been exercised as at the respective vesting dates.
(2)	On May 20, 2021, 150,000 Options vested; on June 3, 2021, 175,000 Options vested; and on November 20, 2021, 150,000 Options vested. The closing market price of the Company’s Common Shares on the Exchange was $1.51 on May 20, 2021, $1.54 on June 3, 2021 and $1.90 on November 19, 2021.
(3)	On February 26, 2021 62,500 Options vested and on August 26, 2021, 62,500 Options vested. The closing market price of the Company’s Common Shares on the Exchange was $1.06 on February 26, 2021 and $1.24 on August 26, 2021.
(4)	On March 1, 2021, 75,000 Options vested; on March 10, 2021, 425,000 Options vested; on September 1, 2021 75,000 Options vested; and on September 10, 2021, 425,000 Options vested. The closing market price of the Company’s Common Shares on the Exchange was $1.03 on March 1, 2021, $1.01 on March 10, 2021, $1.60 on September1, 2021 and $1.92 on September 10, 2021.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Other than disclosed herein and as at the date of this Circular, enCore and its subsidiaries are not parties to any plans or arrangements which require compensation to be paid to directors and NEOs in the event of:

(a)	resignation, retirement or any other termination of employment (whether voluntary, involuntary or constructive) with enCore or one of its subsidiaries;

(b)	a change of control of enCore or one of its subsidiaries; or

(c)	a change in the director, officer or employee’s responsibilities.

William M. Sheriff

Pursuant to the employment agreement between enCore and Mr. Sheriff, if there is a Change of Control, then all of the stock options previously granted to Mr. Sheriff that have neither vested nor expired will automatically vest and become immediately exercisable. Mr. Sheriff will have 90 days from the effective date of the termination of his employment to exercise any stock options which had vested as of the effective date of termination and thereafter, his stock options will expire and he will have no further right to exercise the stock options. Mr. Sheriff may terminate his employment agreement with 30 days’ written notice to the Company. The Company may terminate his agreement for cause at any time with no further obligations to Mr. Sheriff, other than payment of all accrued obligations up to and including the date of termination. If the Company terminates his employment agreement without cause or upon a Change of Control, Mr. Sheriff will be entitled to an amount in cash equal to $500,000 adjusted for inflation after Mr. Sheriff signs the release contemplated by the agreement, or an amount in cash equal to one times the sum of the employee’s base salary and the full annual target cash bonus for the calendar year in which the date of termination occurs. He will also be entitled to continue in the Company’s group health insurance plan for a period of 12 months beyond the date of termination.

W. Paul Goranson

Pursuant to the employment agreement dated October 1, 2020 between enCore and Mr. Goranson, if there is a Change of Control, then all of the stock options previously granted to Mr. Goranson that have neither vested nor expired will automatically vest and become immediately exercisable. Mr. Goranson will have 90 days from the effective date of the termination of his employment to exercise any stock options which had vested as of the effective date of termination. Thereafter, his stock options will expire and he will have no further right to exercise them. Mr. Goranson may terminate his employment agreement with 30 days’ written notice to the Company. The Company may terminate his agreement for cause at any time with no further obligations to Mr. Goranson, other than payment of all accrued obligations up to and including the date of termination. If the Company terminates his employment agreement without cause, Mr. Goranson will be entitled to an amount in cash equal to two times the sum of the employee’s base salary and the full annual target cash bonus for the calendar year in which the date of termination occurs. He will also be entitled to continue in the Company’s group health insurance plan for a period of 24 months beyond the date of termination.

Dennis E. Stover

Pursuant to the consulting agreement dated July 3, 2019 between enCore and Mr. Stover, if there is a Change of Control, then all of the stock options previously granted to Mr. Stover that have neither vested nor expired will automatically vest and become immediately exercisable. Mr. Stover will have 90 days from the effective date of the termination of his employment to exercise any stock options which had vested as of the effective date of termination. Thereafter, his stock options will expire and he will have no further right to exercise them. Mr. Stover may terminate his agreement with two months’ written notice to the Company. The Company may terminate his agreement at any time with no further obligations to Mr. Stover, other than payment of all accrued obligations up to and including the date of termination. If the Company terminates his agreement without cause, Mr. Stover will be entitled to an amount in cash equal to 1.5 times the sum of the annual base salary for the calendar year in which the date of termination occurs.

Carrie Mierkey

Pursuant to the employment agreement dated February 1, 2021 between enCore and Carrie Mierkey, the Company’s current CFO, if there is a Change of Control, then all of the stock options previously granted to Ms. Mierkey that have neither vested nor expired will automatically vest and become immediately exercisable. Ms. Mierkey will have 90 days from the effective date of the termination of her employment to exercise any stock options which had vested as of the effective date of termination. Thereafter, her stock options will expire and she will have no further right to exercise them. Ms. Mierkey may terminate her employment agreement with 30 days’ written notice to the Company. The Company may terminate her agreement for cause at any time with no further obligations to Ms. Mierkey, other than payment of all accrued obligations up to and including the date of termination. If the Company terminates her employment agreement without cause, Ms. Mierkey will be entitled to an amount in cash equal to one times the sum of Ms. Mierkey’s base salary and the full annual target cash bonus for the calendar year in which the date of termination occurs. She will also be entitled to continue in the Company’s group health insurance plan for a period of 12 months beyond the date of termination.

DIRECTOR COMPENSATION

Other than compensation paid to the NEOs and to Mr. Stover as CTO, no cash compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, in their capacity as members of a committee of the Board or of a committee of the board of directors of its subsidiaries, or as consultants or experts, during the Company’s December 31, 2021 fiscal year.

Director Compensation Table

Name	Fees earned ($)	Option- based awards ($)(1)	Share- based awards ($)	Pension value ($)	Non-equity inventive plan compensation ($)	All other compensation ($)	Total ($)
Dennis Stover	75,159	N/A	N/A	N/A	12,782	Nil	87,941
William B. Harris	Nil	N/A	N/A	N/A	N/A	Nil	Nil
Mark S. Pelizza	Nil	N/A	N/A	N/A	N/A	Nil	Nil
Nathan A. Tewalt	Nil	N/A	N/A	N/A	N/A	Nil	Nil
Richard M. Cherry	Nil	N/A	N/A	N/A	N/A	Nil	Nil

Note:

(1)	The fair value of option-based awards is determined by the Black-Scholes Option Pricing Model with the following assumptions:

For the financial year ended December 31, 2021

Risk-free interest rate:	0.88%
Expected dividend yield:	0.00%
Expected volatility:	128.79%
Expected life of option:	5 years

The Company has chosen the Black-Scholes methodology to calculate the grant date fair value of option-based awards as it is widely used by US and Canadian public companies in estimating option-based compensation values.

Narrative Discussion

Other than as disclosed herein, the Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Exchange.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The Company does not have any share-based awards held by a director. The following table sets forth details of all awards granted to directors of the Company which are outstanding at December 31, 2021.

	Option-based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested ($)
Dennis Stover	700,000	0.15	June 3, 2024	1,015,000	N/A	N/A
	600,000	0.205	May 20, 2025	627,750
William B.	50,000	0.10	May 11, 2022	75,000	N/A	N/A
Harris	50,000	0.06	May 15, 2023	77,000
	450,000	0.15	June 3, 2024	652,500
	350,000	0.205	May 20, 2025	366,188
Nathan A.	40,000	0.10	May 11, 2022	60,000	N/A	N/A
Tewalt	50,000	0.06	May 15, 2023	77,000
	400,000	0.15	June 3, 2024	580,000
	300,000	0.205	May 20, 2025	313,875
Mark S. Pelizza	400,000 300,000	0.15 0.205	June 3, 2024 May 20, 2025	580,000 313,875	N/A	N/A
Richard M.	50,000	0.06	May 15, 2023	77,000	N/A	N/A
Cherry	400,000	0.15	June 3, 2024	580,000
	300,000	0.205	May 20, 2025	313,875

Note:

(1)	“In-the-Money Options” means the excess of the market value of the Company’s shares on December 31, 2021 over the exercise price of the options that have vested at such date. The market price for the Company’s common shares on December 31, 2021 was $1.60.

Incentive Plan Awards – Value Vested or Earned During the Year

The table below sets out the value vested or earned by the directors for any incentive plan awards during the fiscal year ending December 31, 2021.

Name	Option-Based Awards Value Vested During the Year(1) ($)		Share-Based Awards Value Vested During the Year ($)	Non-equity Incentive Plan Compensation Value Earned During the Year ($)
Dennis Stover	$693,250	(2)	N/A	12,782
William B. Harris	$418,875	(3)	N/A	N/A
Nathan A. Tewalt	$364,000	(4)	N/A	N/A
Mark S. Pelizza	$364,000	(5)	N/A	N/A
Richard M. Cherry	$364,000	(6)	N/A	N/A

Notes:

(1)	This calculation is determined based on the aggregate dollar value that would have been realized (less the exercise proceeds) if the Options had been exercised as at the respective vesting dates.
(2)	On May 20, 2021, 150,000 Options vested; on June 3, 2021, 175,000 Options vested; and on November 20, 2021, 150,000 Options vested. The closing market price of the Company’s Common Shares on the Exchange was $1.51 on May 20, 2021, $1.54 on June 3, 2021 and $1.90 on November 19, 2021.
(3)	On May 20, 2021, 87,500 Options vested; on June 3, 2021, 112,500 Options vested; and on November 20, 2021, 87,500 Options vested. The closing market price of the Company’s Common Shares on the Exchange was $1.51 on May 20, 2021, $1.54 on June 3, 2021 and $1.90 on November 19, 2021.

(4)	On May 20, 2021, 75,000 Options vested; on June 3, 2021, 100,000 Options vested; and on November 20, 2021, 75,000 Options vested. The closing market price of the Company’s Common Shares on the Exchange was $1.51 on May 20, 2021, $1.54 on June 3, 2021 and $1.90 on November 19, 2021.
(5)	On May 20, 2021, 75,000 Options vested; on June 3, 2021, 100,000 Options vested; and on November 20, 2021, 75,000 Options vested. The closing market price of the Company’s Common Shares on the Exchange was $1.51 on May 20, 2021, $1.54 on June 3, 2021 and $1.90 on November 19, 2021.
(6)	On May 20, 2021, 75,000 Options vested; on June 3, 2021, 100,000 Options vested; and on November 20, 2021, 75,000 Options vested. The closing market price of the Company’s Common Shares on the Exchange was $1.51 on May 20, 2021, $1.54 on June 3, 2021 and $1.90 on November 19, 2021.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans, as at December 31, 2021:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted -average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders	15,816,881	$0.41	13,853,927
Equity compensation plans not approved by the securityholders	N/A	N/A	N/A
Total	15,816,881	$0.41	13,853,927

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of enCore or any of their associates, to enCore, nor is any indebtedness of any such persons to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by enCore.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of Management for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownerhip of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than the granting of stock options from time-to-time under the Company’s Stock Option Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of the Company or a subsidiary at any time during the Company’s last completed financial year, the proposed nominees for election to the Board, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITOR

Auditor

The auditors of the Company are Davidson & Company LLP, Chartered Professional Accountants (“Davidson”), located at 609 Granville Street, Suite 1200, Vancouver, British Columbia, V7Y 1G6. Davidson was first appointed as the Company’s auditor on December 18, 2016.

Proxies given pursuant to this solicitation will, on any poll, be voted as directed and, if there is no direction, for the appointment of Davidson, as auditor for the Company to hold office for the ensuing year with remuneration to be fixed by the Board.

MANAGEMENT CONTRACTS

Other than as disclosed elsewhere in this Circular, no management functions of the Company are to any substantial degree performed by a person or company other than the directors or NEOs of the Company.

AUDIT COMMITTEE

Pursuant to the Section 224(1) of the British Columbia Business Corporations Act and National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”), the Company is required to have an audit committee (the “Audit Committee”) comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company. NI 52-110 requires the Company as a venture issuer, to disclose annually its information circular certain information concerning the composition of its audit committee and its relationship with its independent auditor, as set forth below.

Audit Committee Charter

The Audit Committee’s charter is attached as Schedule “A” to this Circular.

Composition of Audit Committee and Independence

The Company’s current Audit Committee consists of William B. Harris, Richard M. Cherry and Mark S. Pelizza.

National Instrument 52-110 - Audit Committees (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s Board, reasonably interfere with the exercise of the member’s independent judgment. All of the Company’s current Audit Committee members are “independent” within the meaning of NI 52-110. NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. All of the members of the Audit Committee are “financially literate” as that term is defined. The following sets out the Audit Committee members’ education and experience that is relevant to the performance of his responsibilities as an audit committee member.

Relevant Education and Experience

All members of the audit committee have:

●	an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and provisions;

●	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising individuals engaged in such activities; and

●	an understanding of internal controls and procedures for financial reporting.

The relevant education and/or experience of each member of the Audit Committee is described below:

William B. Harris - Mr. Harris is a partner of Solo Management Group, LLC, an investment and management consulting firm. He is currently a director of Scandium International Mining Corp. He was previously a board and Audit Committee member of Gold One International Limited, Potash One Inc., and Energy Metals Corporation, Chairman and Executive Committee member of the American Fiber Manufacturers Association, and former President and CEO of Hoechst Fibers Worldwide, the global acetate and polyester business of Hoechst AG. At Hoechst Fibers Worldwide, Mr. Harris managed the business’ $5 billion operation, comprised of 21,000 employees and production locations in 14 different countries. Within Hoechst AG and its subsidiaries, Mr. Harris held various positions, including Chairman of the Board of Grupo Celanese S.A., a publicly-traded company in Mexico with sales in excess of $1 billion, and VP Finance, CFO, Executive VP and Director of Celanese Canada Inc. a publicly-traded company in Canada. He was also VP, Treasurer and Chairman of the Audit Committee of Hoechst Celanese Corporation. Mr. Harris is a graduate of Harvard College (BA in English) and Columbia University Graduate School of Business (MBA in Finance).

Richard M. Cherry – Mr. Cherry is a veteran executive of the nuclear industry, having worked for several leading companies in the areas of uranium mining, production, conversion, marketing and power generation operations for 40 years. He is currently a consultant to the uranium mining industry. Mr. Cherry previously served as President and CEO of Cotter Corporation and Nuclear Fuels Corporation, both affiliates of General Atomics Corporation. Mr. Cherry was responsible for all aspects of Cotter’s mining and milling operations in Colorado, including uranium and vanadium ores with over 200 employees. His participation in Nuclear Fuels Corporation made him responsible for the worldwide uranium marketing efforts for all General Atomics’ affiliates. Mr. Cherry also served as Vice President of ConverDyn and Nuclear Fuels Corporation. ConverDyn is a joint venture between Honeywell International and General Atomics focused on marketing uranium conversion services to large electrical utilities worldwide. Mr. Cherry has international experience having served UG, U.S.A Inc. of Atlanta, Georgia as Vice President. UG U.S.A Inc. is the US subsidiary of the German uranium trading company based in Frankfurt, which trades all forms of nuclear fuel. Mr. Cherry also served as the Regional Director-Far East for Sequoyah Fuels Corporation marketing the Company’s uranium conversion services to clients in Japan, South Korea and Taiwan. Mr. Cherry also previously served as CEO & President of Zenith Minerals, a private uranium mining company, CEO & Director of Uranium International, and served on the board of Sequoyah Fuels Corporation. Mr. Cherry held various management and technical positions at Kansas Gas and Electric for the Wolf Creek Nuclear Generating Station as it progressed from construction through start-up and power generation, he was responsible for all commercial and technical areas required to secure and design nuclear fuel. Mr. Cherry holds an M.S. in Mechanical Engineering from Wichita State University and a B.S. in Engineering Physics from the University of Oklahoma. He is a Licensed Professional Engineer (State of Kansas) and a Member of the American Nuclear Society and has made presentations at industry conferences including the Nuclear Energy Institute.

Mark S. Pelizza –Mr. Pelizza has spent 40 years in the uranium industry with project experience including the Alta Mesa, Benavides, Kingsville Dome, Longoria, Palangana, Rosita, West Cole and the Vasquez projects, all in Texas. He was also responsible for the permitting and licensing of the Church Rock, Crownpoint and Unit 1 projects in New Mexico and the North Platte project in Wyoming. Currently, Mr. Pelizza is the Principal of M.S. Pelizza & Associates LLC where he represents extractive industry clients. He previously served as Sr. Vice President of Health, Safety and Environmental Affairs with Uranium Resources, Inc. He has also previously worked with Union Carbide Corp. Mr. Pelizza received his B.S. in Geology from Fort Lewis College and his M.S. in Geological Engineering from the Colorado School of Mines. He is a licensed Professional Geoscientist in Texas and a Certified Professional Geologist with the American Institute of Professional Geologists. He is the Past Chairman of the Texas Mining and Reclamation Association and the Past Chairman of the Uranium Producers of America.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)	the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110; or

(b)	an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following table sets forth the fees paid by the Company and its subsidiaries to Davidson and Company LLP, Chartered Professional Accountants, for services rendered in the last two financial years:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)		Tax Fees(3)		All Other Fees(4)
December 31, 2021	$136,647	$	Nil	$	Nil	$	Nil
December 31, 2020	$75,409	$	Nil	$	Nil	$	Nil

(1)	“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two financial years for audit fees.
(2)	“Audited related fees” include the aggregate fees billed in each of the last two financial years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)	“Tax fees” include the aggregate fees billed in each of the last two financial years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	“All other fees” include the aggregate fees billed in each of the last two financial years for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

Exemption in Section 6.1

The Company is a “venture issuer” as defined in NI 52-110 and is relying on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201. These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices. The Board and Management consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. The Company’s approach to corporate governance is set out below.

Board of Directors

The Board is nominating seven (7) individuals to the Board, all of whom are current directors of the Company.

The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. The “material relationship” is defined as a relationship which could, in the view of the Company’s Board, reasonably interfere with the exercise of a director’s independent judgement. All of the current members of the Board are considered “independent” within the meaning of NI 52-110, except for Dennis E. Stover, who is the CTO of the Company, W. Paul Goranson, who is the CEO of the Company and William M. Sheriff, who is the Executive Chairman of the Company.

The Board has a stewardship responsibility to supervise the management of and oversee the conduct of the business of the Company, provide leadership and direction to Management, evaluate Management, set policies appropriate for the business of the Company and approve corporate strategies and goals. The day- to-day management of the business and affairs of the Company is delegated by the Board to the CEO. The Board will give direction and guidance through the CEO to Management and will keep Management informed of its evaluation of the senior officers in achieving and complying with goals and policies established by the Board.

The Compensation, Governance and Nominating Committee shall make recommendations for nominees to the Board who will then recommend to the shareholders for election as directors, and immediately following each annual general meeting, the Board shall appoint the Board committees and corresponding chairpersons. The Compensation, Governance and Nominating Committee shall periodically review and make recommendations to the Board regarding updates to the committee mandates, duties and responsibilities of each committee. The Board shall appoint a chairperson of the Board and establish his or her duties and responsibilities, appoint the CEO, and on the recommendation of the CEO, further appoint the CFO, CTO and any other executive officers of the Company and establish the duties and responsibilities of those positions.

The Board exercises its independent supervision over management by its policies that (a) periodic meetings of the Board be held to obtain an update on significant corporate activities and plans; and (b) all material transactions of the Company are subject to prior approval of the Board. The Board shall meet not less than three times during each year and will endeavour to hold at least one meeting in each financial quarter. The Board will also meet at any other time at the call of the CEO, or subject to the Articles of the Company, of any director.

The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia) (the “Act”), is to manage or supervise management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.

Directorships

The following directors of the Company are also directors of other reporting issuers as stated:

Name of Director	Name of Other Reporting Issuer
Dennis E. Stover	N/A
William M. Sheriff	Sabre Gold Mines Corp. Exploits Discovery Corp.
William B. Harris	Scandium International Mining Corp.
Mark S. Pelizza	N/A
Richard M. Cherry	N/A
W. Paul Goranson	N/A
Nathan A. Tewalt	Silver Predator Corp.

Orientation and Continuing Education

When new directors are elected or appointed, they receive orientation on the Company’s business, current projects, reports on operations and results, public disclosure filings by the Company, reports on industry, and the responsibilities of directors. With respect to continuing education, Board meetings may include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business. In addition, management of the Company makes itself available for discussion with all Board members on an ongoing basis.

Ethical Business Conduct

The Board has adopted a written code of conduct applicable to directors, officers, employees, consultants and contractors of the Company, entitled “Code of Business Conduct and Ethics” (the “Code”). The Board monitors compliance with the Code through the Chair of the Audit Committee and the CEO. The Code provides that each person is personally responsible for and it is their duty to report violations or suspected violations of the Code, and that no person will be discriminated against for reporting what that person reasonably believes to be a breach of the Code or any law or regulation.

The Code also requires each director, officer, employee and consultant of the Company to fully disclose in writing his or her interest in respect of any transaction or agreement to be entered into by the Company. Once such an interest has been disclosed, the Chair of the Audit Committee or the Board will determine what course of action should be taken.

A copy of the Code is available on SEDAR at www.sedar.com and on the Company’s website at https://www.encoreuranium.com/.

The Company requires any director or officer who has a material interest in an entity which is a party to a proposed or actual material contract or transaction with the Company to disclose the nature and extent of such interest in writing to the Company, or at a meeting of directors. Directors are also required to comply with the Company’s “Timely Disclosure, Confidentiality and Insider Trading Policy”.

Nomination of Directors

The Compensation, Governance and Nominating Committee identifies and makes recommendations to the Board on new candidates for board nomination by an informal process of discussion and consensus-building on the need for additional directors, the specific attributes being sought, likely prospects and timing. Prospective directors are not approached until consensus is reached.

Audit Committee

The members of the Audit Committee are William B. Harris (as chair), Richard M. Cherry and Mark S. Pelizza.

Compensation, Governance and Nominating Committee

The members of the Compensation, Governance and Nominating Committee are William B. Harris (as chair), Nathan A. Tewalt and Mark S. Pelizza.

Investment Committee

The members of the Investment Committee are William M. Sheriff (as chair), William B. Harris and W. Paul Goranson.

Option Grant Committee

The members of the Option Grant Committee are William M. Sheriff (as chair), W. Paul Goranson and Dennis E. Stover.

Health, Safety, Evironment and Communications Committee

The members of the Health, Safety, Environment and Communications Committee are Richard Cherry (as chair), Dennis E. Stover and Mark Pelizza.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors and receives reports from each committee respecting its own effectiveness.

PARTICULARS OF MATTERS TO BE ACTED UPON

Confirming Stock Option Plan

In accordance with the policies of the Exchange, a plan with a rolling 10% maximum must be confirmed by shareholders at each annual general meeting.

At the Meeting, shareholders will be asked to confirm the Company’s Stock Option Plan, which has been in effect since November 30, 2021. A summary of the material terms of the Stock Option Plan are described under the heading “Stock Options” in this Circular.

Accordingly, at the Meeting, the shareholders will be asked to pass the following resolution:

“BE IT RESOLVED as an ordinary resolution that:

(a)	The stock option plan (the “Plan”) of encore Energy Corp. (the “Company”), as described in the Company’s management information circular dated May 13, 2022, be and is hereby approved, ratified and confirmed.

(b)	The form of the Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities, or at the discretion of the board of directors of the Company (the “Board”) acting in the best interests of the Company without requiring further approval of the shareholders of the Company.

(c)	All issued and outstanding stock options previously granted, including stock options previously granted pursuant to previous stock option plans, be and are continued and are hereby ratified, confirmed and approved.

(d)	The shareholders of the Company hereby expressly authorize the Board to revoke this resolution before it is acted upon without requiring further approval of the Shareholders in that regard.

(e)	Any one (or more) director(s) or officer(s) of the Company be and is hereby authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all documents (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this resolution.”

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Financial information about the Company is provided in the Company’s comparative annual financial statements to December 31, 2021, a copy of which, together with the Management’s Discussion and Analysis thereon, can be found on the Company’s SEDAR profile at www.sedar.com. Additional financial information concerning the Company may be obtained by any securityholder of the Company free of charge by contacting the CFO of the Company, at (361) 239-5449.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 13th day of May, 2022.

ON BEHALF OF THE BOARD

signed “William M. Sheriff”

William M. Sheriff,

Executive Chairman of the Board

ENCORE ENERGY CORP.

Schedule “A” Audit Committee Charter

1.	Mandate

The audit committee will assist the Board of directors of the Company (the “Board”) in fulfilling its financial oversight responsibilities. The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well as the Company’s business, operations and risks.

2.	Composition

The Board will appoint from among their membership an audit committee that will consist of a minimum of three directors. As long as the Company is a “venture issuer,” as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”) the Company is exempt from Part 3 – Composition of the Audit Committee of NI 52-110. If the Company is not a “venture issuer,” every audit committee member must be “independent” within the meaning of NI 52-110 unless otherwise exempted under NI 52-110. At a minimum each committee member will have no direct or indirect relationship with the Company which, in the view of the Board, could reasonably interfere with the exercise of a member’s independent judgment.

All members of the committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three-month period in which to achieve the required level of literacy. An individual will be considered financially literate if he or she has the ability to understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be expected to be raised by the Company’s financial statements.

3.	Meetings

The audit committee shall meet regularly as requested by the Board, and at other times that the audit committee may determine. The audit committee shall meet at least annually with the Company’s Chief Financial Officer and external auditor in separate executive sessions.

4.	Roles and Responsibilities

The audit committee shall fulfill the following roles and discharge the following responsibilities:

4.1	External Audit

The external auditor shall report directly to the audit committee. The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor’s report, or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the audit committee shall:

(a)	recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company;

(b)	review (by discussion and enquiry) the external auditors’ proposed audit scope and approach;

(c)	review the performance of the external auditor and recommend to the Board the appointment or discharge of the external auditors;

(d)	review and recommend to the Board the compensation to be paid to the external auditors; and

(e)	review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors’ assertion of their independence in accordance with professional standards.

4.2	Internal Control

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Company. In carrying out this duty, the audit committee shall:

(a)	evaluate the adequacy and effectiveness of management’s system of internal controls over the accounting and financial reporting system within the Company; and

(b)	ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3	Financial Reporting

The audit committee shall review the financial statements and financial information prior to its release to the public. In carrying out this duty, the audit committee shall:

General

(a)	review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

(b)	review and ensure that the accounting principles selected by management in preparing financial statements are appropriate;

Annual Financial Statements

(c)	prior to public disclosure, review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(d)	meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

(e)	review management’s discussion & analysis respecting the annual reporting period prior to its public disclosure;

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Interim Financial Statements

(f)	review and approve the interim financial statements prior to their public disclosure; and

(g)	review management’s discussion & analysis respecting the interim reporting period prior to its public disclosure; and

Release of Financial Information

(h)	where reasonably possible, review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.

4.4	Non-Audit Services

Pre-approval of Non-audit Services

(a)	All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditor to the Company or any subsidiary of the Company shall be subject to the prior approval of the audit committee.

Delegation of Authority

(b)	The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

4.5	Other Responsibilities

The audit committee shall:

(a)	establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(b)	establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(c)	ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(d)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(e)	ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than financial statements, management discussion and analysis, and annual and interim earnings press releases, and shall periodically assess the adequacy of those procedures;

(f)	perform other oversight functions as requested by the Board; and

(g)	review and update this Charter and receive approval of changes to this Charter from the Board.

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4.6	Reporting Responsibilities

The audit committee shall:

(a)	regularly update the Board about committee activities and make appropriate recommendations;

(b)	review and report to the Board of the Company on the following before they are published:

(i)	the financial statements and MD&A (management’s discussion and analysis) (as defined in National Instrument 51-102) of the Company; and

(ii)	the auditor’s report, if any, prepared in relation to those financial statements.

5.	Resources and Authority of the Audit Committee

The audit committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for any advisors employed by the audit committee; and

(c)	communicate directly with the internal and external auditors.

Approved by the Board of Directors on July 4, 2012.

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